Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

July 29, 2005

3.

News Release

July 29, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. intends to proceed with a non-brokered private placement offering units (“Units”) at a purchase price of $0.18 Canadian per Unit ($0.15 US). Each Unit will consist of one (1) Common Share in the share capital of Titan and one-half of one common share purchase warrant of Titan (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.30 Canadian ($ 0.25 US) at any time within two years from the initial Closing Date.

5.

Full Description of Material Change

Titan Trading Analytics Inc. intends to proceed with a non-brokered private placement offering units (“Units”) at a purchase price of $0.18 Canadian per Unit ($0.15 US). Each Unit will consist of one (1) Common Share in the share capital of Titan and one-half of one common share purchase warrant of Titan (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.30 Canadian ($0.25 US) at any time within two years from the initial Closing Date. The private placement will be conducted in the reliance upon certain prospectus and registration exemptions.  The maximum amount to be raised under the private placement is $662,000 Canadian ($550,000 US) and the proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital. There is no minimum offering amount and it is expected that the offering will close on or before September 2, 2005.  Completion of the offering is subject to the prior receipt of all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

August 4, 2005